Contact

www.linkedin.com/in/robert-matthews-7418529 (LinkedIn)
www.beanstalkfilms.com (Other)

Top Skills

Directing Talent
Television Directing
Film Production

Robert Matthews

Writer/Director/Producer/Filmmaker
Los Angeles, California, United States

Summary

Robert is a British writer/director/producer/filmmaker and a proud alumni of Chapman University's Dodge College of Film and Media Arts. With 16 years industry experience, Robert's feature screenplays have been optioned by major Hollywood production companies and named finalists at the industry's most esteemed screenwriting competitions, such as The Academy Nicholl Fellowships in Screenwriting and Final Draft's Big Break Contest.

He is the producer of the up and coming feature, "Dear Luke, Love Me," directed by Guillermo Diaz (Scandal, Weeds, etc). Robert has also directed dozens of short films, commercial projects and music videos. The former have won several "best film" awards at some of the world's most prestigious film festivals and have been distributed worldwide.

Robert also oversees the rental division of Beanstalk Films, renting out high-end filmmaking equipment to clients.

Experience

Artichoke Pictures Inc.
President
February 2026 - Present (2 months)
Los Angeles, California, United States

Aquarius Agency Inc.
Treasurer
April 2025 - Present (1 year)
Los Angeles, California, United States

Beanstalk Films LLC
Owner
March 2014 - Present (12 years 1 month)
Los Angeles, California, United States

Writer/Director/Producer/Cinematographer and filmmaker at Beanstalk Films LLC, specializing in narrative cinema and television production, as well as high-end commercials and corporate films. Also oversees rental division, renting high-end filmmaking equipment to a range of productions from commercials and music videos to major motion pictures.

Beanstalk Properties LLC
President
September 2016 - Present (9 years 7 months)
Los Angeles, California, United States

Oversees residential real estate investment, development and renovations.

Education

Chapman University
Film/TV Production, Directing of Motion Pictures, Screenplay Writing, Cinematography, Editing · (2003 - 2007)

Felsted School
· (August 1996 - June 2002)